SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

(Rule 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Fox Entertainment Group, Inc.

(Name of Subject Company)

Fox Entertainment Group, Inc.

(Name of Person Filing Statement)

Class A Common Stock, U.S. $0.01 Par Value

(Title of Class of Securities)

35139T107

(CUSIP Number of Class of Securities)

Lawrence A. Jacobs, Esq.

Fox Entertainment Group, Inc.

1211 Avenue of the Americas

New York, New York 10036

(212) 852-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

With a copy to:

Richard I. Beattie, Esq.

Charles I. Cogut, Esq.

Gary I. Horowitz, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Statement”) amends and supplements the Solicitation/Recommendation Statement (the “Schedule 14D-9”), filed on January 24, 2005 by Fox Entertainment Group, Inc., a Delaware corporation (“Fox”), relating to the tender offer by News Corporation, through its wholly-owned subsidiary Fox Acquisition Corp, a Delaware corporation (“Fox Acquisition Corp” and, together with News Corporation, the “Bidders”), to exchange 1.90 shares of News Corporation Class A common stock, par value $0.01 per share, (including the associated preferred stock purchase rights) for each share of outstanding Class A common stock, par value $0.01 per share, of Fox (collectively, the “Class A Shares”), as disclosed in a preliminary prospectus and offer to exchange (the “Offer to Purchase”) filed on Schedule TO (the “Schedule TO”) and contained in a registration statement on Form S-4 (the “Form S-4”), each as filed by the Bidders with the U.S. Securities and Exchange Commission (the “SEC”) on January 10, 2005 (and as amended through January 28, 2005) on the terms and conditions set forth in Schedule TO (collectively, the “Offer”).

Item 2. Identity and Background of Filing Person.

Item 2 is hereby supplemented by adding the following text as the last paragraph under the heading “Tender Offer” on page 3 of the Schedule 14D-9:

On January 27, 2005, News Corporation issued a press release announcing the extension of the expiration date of the Offer from 12:00 midnight, New York City time, on February 7, 2005 to 12:00 midnight, New York City, time on February 22, 2005. A copy of the press release is incorporated herein by reference and is attached hereto as Exhibit (a)(31).

News Corporation also announced that the exchange agent for the Offer has advised that, as of 5:00 P.M., New York City time, January 26, 2005, an aggregate of approximately 139,994 Class A Shares have been tendered to News Corporation in the Offer. News Corporation stated that it anticipated that the vast majority of the Class A Shares that would be ultimately tendered in connection with the Offer would be tendered in the final few days before the final expiration date of the Offer.

Item 9. Exhibits.

Exhibit No.	Description

(a)(31)	Press release of News Corporation announcing the extension of the exchange offer for all outstanding shares of Fox Class A common stock, dated January 27, 2005

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

FOX ENTERTAINMENT GROUP, INC.

By:	/S/ CHRISTOS M. COTSAKOS
Name: Title:	Christos M. Cotsakos Director and Member of the Special Committee*

Dated: January 28, 2005

*—Evidence of authority to sign on behalf of Fox Entertainment Group, Inc. is filed as an exhibit

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